

03029779

PROKOM SOFTWARE SA

03 SEP -8 AM 7:21

Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 (202) 942 9624

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

SUPPL

date: 4 Sep, 2003 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.1. of the Decree of the Ministries Committee, dated 16 October of 2001 (Dz.U. Nr 163.1160) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the Information by the issuers whose shares were admitted to public exchange.

subject: **THE PURCHASE OF THE SHARES IN MCCNET SP. Z O.O. BY KOMA S.A.**

The Management Board of Prokom Software SA informs, that:

On the 3rd September 2003 Company received an information that Koma SA (dependent) had purchased 39 shares from the prior shareholders and 200 shares from the increased share capital of the MCCnet Sp. z o.o. with the seat in Cracow. In connexion to that fact Koma SA holds together 239 shares of MCCnet Sp. z o.o., at the nominal value of PLN 500 per each share, which were obtained for the total amount of PLN 199,500. The purchased shares institute 57% of the share capital and votes at the General Meeting of MCCnet Sp. z o.o., which allows to treat them as the substantial assets. Moreover, due to the concluded agreement Koma SA obtained the option to increase its share in MCCnet Sp. z o.o. to 76%.

According to paragraph 2.1.30 of the Decree of the Ministries Committee, there are no connections between the Company or its Management Board or its Supervisory Board and the seller of the shares. All the shares purchased will be paid with the Koma SA's own resources and will be a long term capital investment of the Capital Group. The purchased shares value will be registered in the books of Prokom Software S.A. according to the purchase price.

The specialization and experience of MCCnet will allow Koma SA to take the leading role in the Group as a provider of the mobile services for B2B, B2C as well as provides the new possibilities to participate in the projects connected with the development of Wi-Fi net and IVR software. Among others MCCnet worked out the transmission protocols which improve and increase the quality and reliability of GPRS data sending. One of the Company's key client is PTK Centertel.

4 Sep, 2003 Krzysztof Wilski
Vice President of the Management Board

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